UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 000-51360

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

(Full title of the Plan)

LIBERTY GLOBAL, INC.

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado  80112

(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Report of Independent Registered Public Accounting Firm

To Plan Participants and the Plan Committee

Liberty Global 401(k) Savings Plan — Puerto Rico:

We have audited the accompanying statements of net assets available for Plan benefits of the Liberty Global 401(k) Savings Plan — Puerto Rico (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for Plan benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2010 and reportable transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 22, 2011

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Statements of Net Assets Available for Plan Benefits

	December 31,
	2010	2009

Cash and cash equivalents	$960	$41

Investments, at fair value:
Liberty Global, Inc. Series C Common Stock Fund	2,832,052	1,539,556
Liberty Global, Inc. Series A Common Stock Fund	784,233	606,112
DirecTV Class A Common Stock Fund	—	401,167
Liberty Media Interactive Series A Common Stock Fund	—	159,142
Liberty Media Capital Series A Common Stock Fund	—	69,968
Liberty Media Starz Series A Common Stock Fund	—	55,334
Mutual funds	2,547,225	1,627,625
Money market funds	699,558	581,328
Total investments	6,863,068	5,040,232

Notes receivable from participants	654,184	539,152

Contribution receivables:
Participant	19,294	16,908
Employer	20,307	16,908
Total contribution receivables	39,601	33,816

Net assets available for Plan benefits	$7,557,813	$5,613,241

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2010

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$534,356
Employer	535,369
Total contributions	1,069,725

Investment income:
Net appreciation in fair value of investments	1,647,035
Interest and dividends	41,545
Total investment income, net	1,688,580

Interest income on notes receivable from participants	29,430

Distributions to participants	(824,303)

Participant fees for notes receivable	(18,860)

Net increase in net assets available for Plan benefits	1,944,572

Net assets available for Plan benefits, beginning of year	5,613,241

Net assets available for Plan benefits, end of year	$7,557,813

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements

(1)  Description of the Plan

The following description of the Liberty Global 401(k) Savings Plan — Puerto Rico (the Plan) provides only general information.  Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.  Liberty Global, Inc. (LGI) reserves the right to amend the Plan at any time.

General

The Plan is a defined contribution plan that enables eligible employees of Liberty Cablevision of Puerto Rico, Ltd. (LCPR) to participate in the Plan. LGI, the ultimate parent of LCPR, is the Plan sponsor. The predecessor of LGI was a subsidiary of Liberty Media Corporation (Liberty Media) prior to the distribution of the common stock of the LGI predecessor to the shareholders of Liberty Media on June 7, 2004.  In connection with this distribution transaction, the participant accounts of employees and former employees of LCPR were transferred to the Plan from the Liberty Media 401(k) Savings Plan.  The transferred accounts included investments in Liberty Media common stock.

In May 2006, Liberty Media completed a restructuring pursuant to which all of the then outstanding Liberty Media common stock was exchanged for two tracking stocks: Liberty Media Interactive common stock and Liberty Media Capital common stock.

On March 3, 2008, Liberty Media completed a reclassification of its Liberty Media Capital common stock, whereby each share of the then outstanding Series A Liberty Media Capital common stock was reclassified into four shares of Series A Liberty Media Entertainment common stock and one share of new Series A Liberty Media Capital common stock, and each share of the then outstanding Series B Liberty Media Capital common stock was reclassified into four shares of Series B Liberty Media Entertainment common stock and one share of new Series B Liberty Media Capital common stock.

On November 19, 2009, Liberty Media completed a reclassification of its Liberty Media Entertainment common stock, whereby each share of the then outstanding Series A Liberty Media Entertainment common stock was reclassified into 0.9 shares of Liberty Entertainment, Inc. (LEI) Series A common stock and then each whole share of LEI Series A common stock was exchanged for 1.1113 shares of DirecTV Class A shares and 0.1 shares of Liberty Media Starz Series A common stock.  Each share of the then outstanding Series B Liberty Media Entertainment common stock was reclassified into 0.9 shares of LEI Series B common stock and then each whole share of LEI Series B common stock was exchanged for 1.1113 shares of DirecTV Class A shares and 0.1 shares of Liberty Media Starz Series B common stock.

As of June 15, 2010, investments in (i) the DirecTV Class A Common Stock Fund, (ii) the Liberty Media Capital Series A Common Stock Fund, (iii) the Liberty Media Interactive Series A Common Stock Fund and (iv) the Liberty Media Starz Series A Common Stock Fund are no longer permitted in the Plan. Investments in these funds on June 15, 2010 were automatically sold and the proceeds were reinvested in a Fidelity Freedom Fund based on the participants’ respective anticipated retirement date.

Eligibility

Employees of LCPR who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Plan document) are eligible to participate in the Plan.  Employees are automatically enrolled in the Plan upon eligibility unless they affirmatively elect not to participate.  Independent contractors, temporary employees, employees under a collective bargaining agreement, interns and individuals who are nonresident aliens and who receive no earned income from sources within the United States are not eligible to participate in the Plan.

Trustee and Recordkeeper

Under the terms of a trust agreement between LGI and Oriental Financial Group, Inc. (the Trustee) and a recordkeeping and custodial agreement between LGI and Mid Atlantic Trust Company (Mid Atlantic), the Trustee, through Mid Atlantic, manages a trust fund on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust fund.  Caribbean Pension Consultants is the third-party administrator of the Plan.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

Contributions

Participants may make (i) pre-tax contributions to the Plan of up to 10% of their eligible compensation, as defined in the Plan, (ii) after-tax contributions up to 10% of their compensation after pre-tax contributions have been made up to the tax limit (as noted below) or (iii) catch-up contributions for participants upon reaching age 50 of up to $1,000.  Upon obtaining eligibility in the Plan, participants are automatically enrolled for a 3% pre-tax contribution of eligible compensation unless they affirmatively elect not to participate or select another pre-tax contribution percentage.  Participants may change their contribution elections at any time.  LGI may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation.  LGI reserves the right to change the matching contribution at any time.  All participant contributions and employer matching contributions are subject to limitations contained in the Puerto Rico Internal Revenue Code of 1994, as amended (the Puerto Rico Code).  Participant pre-tax contributions are limited to $9,000 per participant.

Participant contributions may be invested in any investment offered by the Plan at the participant’s election, except for the INVESCO Short Term Liquid Asset Investment, which is used by Mid Atlantic to manage contributions, and the Liberty Global, Inc. Series A Common Stock Fund.  Employer contributions for participants who are not fully vested are invested in the Liberty Global, Inc. Series C Common Stock Fund.  Participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Plan, except for the investments listed above.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Notes Receivable from Participants (Participant Loans)

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance.  Loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1% (ranging from 4.25% to 9.25% at December 31, 2010).  This rate remains in effect for the entire calendar quarter unless an updated prime rate plus 1% is implemented by the Plan.  Loans are secured by the vested balance in the participant’s account and principal and interest are paid ratably through monthly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to a participant’s termination prior to full vesting) are first used to pay Plan administrative expenses other than participant loan fees (if any), with any excess used to offset LGI’s future matching contributions.  Forfeitures for the year ended December 31, 2010 aggregated $26,539.  During the year ended December 31, 2010, no Plan expenses were paid out of forfeitures.  No forfeitures were used to offset employer contributions during the year ended December 31, 2010.  Unallocated forfeitures available as of December 31, 2010 and 2009 were $43,287 and $7,866, respectively.

Investment Options

As of December 31, 2010, the Plan had various investment options, including 18 mutual funds, one stock fund and one money market fund.  Plan participants may change investment options and contribution percentages on a daily basis.  For the year ended December 31, 2010, the Liberty Global, Inc. Series A Common Stock Fund was closed to contributions.  Beginning on January 1, 2011, Plan participants may contribute to this fund.  Plan participants may not invest in the INVESCO Short Term Liquid Asset Investment.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59½, death, total disability, financial hardship (as defined in the Plan) or termination of employment.  Distributions and other withdrawals are processed on a daily basis.  Benefits may be paid in a lump-sum and employer stock may be received in-kind.  In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants.  Certain other in-service distributions are allowed if certain criteria is met.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentages

Less than 1	0%
1	33%
2	66%
3 or more	100%

Employer contributions become fully vested when a participant (i) attains the normal retirement age of 65, (ii) terminates employment due to disability or (iii) dies.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA).  The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments, distributions and loan and distribution fees. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value.  For additional information, see note 5.

Net appreciation (depreciation) in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date.  The cost basis of shares distributed is determined using the moving average method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

Income Taxes

The Plan was submitted to the Puerto Rico tax authorities for a determination that the Plan is qualified under the Puerto Rico Code.  On January 29, 2009, the Puerto Rico tax authorities provided a favorable determination letter, effective April 1, 2006, that the Plan is qualified under Puerto Rico laws.  The Plan has been amended since the effective date of this determination letter, however the Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

Accounting principles generally accepted in the United States of America (GAAP) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Voting Rights of Common Stock

The Trustee holds shares of LGI common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of LGI common stock which have been allocated to the participant’s account.  For all other investments in the Plan the Trustee has the right to vote any shares.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Delinquent participant loans are reclassified to distributions to participants based on the terms of the Plan document.

Plan Expenses

Any forfeited employer contributions may be used to pay Plan expenses, if any, except for any fees related to participant loans, which are paid by the respective participants, and then to offset employer match contributions.  Any additional administrative expenses of the Plan are paid directly by LCPR or LGI, and accordingly are not included in the Plan’s financial statements.  Loan fees paid by participants were $18,860 during 2010.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized in the period during which the respective payroll deductions are made.

Related Party/Party-in-Interest Transactions

The Plan contains two funds comprised of LGI common stock, the Liberty Global, Inc. Series A Common Stock Fund and the Liberty Global, Inc. Series C Common Stock Fund. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

Certain mutual funds may receive income in the form of revenue sharing as well as pay certain investment management fees from the fund. These are added to or deducted from the net asset value of the shares of the mutual funds held by the Plan, and are reflected in the net appreciation (depreciation) of those funds.

(3)  Accounting Changes

ASU 2010-06

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements (ASU 2010-06).  ASU 2010-06 requires the reporting entity to disclose additional information on transfers in and out of fair value levels, measurement disclosures by classes of assets and descriptions of valuation techniques and inputs used to measure fair value (both recurring and nonrecurring fair value) in addition to other disclosures.  ASU 2010-06 is effective for reporting periods beginning after December 15, 2009, except for certain disclosures which will be effective for fiscal years beginning after December 15, 2010.  The adoption of ASU 2010-06 did not have a material impact on the Plan’s financial statements.

ASU 2010-25

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962) — Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25).  ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued and unpaid interest.  This guidance is effective for fiscal years ending after December 15, 2010, and must be applied retrospectively. The Plan adopted the new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $539,152 for the year ended December 31, 2009, from investments to notes receivable from participants.

(4)  Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009

Liberty Global, Inc. Series C Common Stock Fund (a)	$2,832,052	$1,539,556
Liberty Global, Inc. Series A Common Stock Fund	$784,233	$606,112
Fidelity Retirement Money Market Account	$695,560	$571,984
Fidelity Freedom 2020 (b)	$436,614	$102,580
PIMCO Total Return D (c)	$310,586	$307,352
DirecTV Class A Common Stock Fund (c)	$—	$401,167

(a)       Participant and non-participant directed investments.

(b)      Represents less than 5% of the Plan’s net assets at December 31, 2009.

(c)       Represents less than 5% of the Plan’s net assets at December 31, 2010.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

(5)     Fair Value Measurements

GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date.  Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly.  Level 3 inputs are unobservable inputs for the Plan’s investments.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds, mutual funds and common stock funds. These investments are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and the Plan concludes that these investments should be classified as Level 1 investments.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan has concluded that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

A summary of Plan investments measured at fair value is as follows:

	Using quoted prices in active markets for identical assets (Level 1):
Description	December 31, 2010	December 31, 2009

Liberty Global, Inc. Series C Common Stock Fund	$2,832,052	$1,539,556
Liberty Global, Inc. Series A Common Stock Fund	784,233	606,112
DirecTV Class A Common Stock Fund	—	401,167
Liberty Media Interactive Series A Common Stock Fund	—	159,142
Liberty Media Capital Series A Common Stock Fund	—	69,968
Liberty Media Starz Series A Common Stock Fund	—	55,334
Mutual funds:
Target retirement funds	1,095,846	287,700
High quality bond funds	310,586	307,352
Large blend funds	211,325	177,607
Foreign stock funds	209,454	248,365
Large value funds	168,792	145,317
Small growth funds	162,855	129,926
Small value funds	162,215	107,726
Large growth funds	127,456	117,863
Mid-Cap blend funds	65,837	62,996
High yield bond funds	32,859	42,773
Money market funds	699,558	581,328
Total	$6,863,068	$5,040,232

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

(6)  Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2010
	Liberty Global, Inc. Series C Common Stock Fund (a)	Liberty Global, Inc. Series A Common Stock Fund (b)(c)	Other Investments (c)	Total
Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$38,380	$—	$495,976	$534,356
Employer	510,190	—	25,179	535,369
Total contributions	548,570	—	521,155	1,069,725

Investment income:
Net appreciation in fair value of investments (d)	904,052	334,120	408,863	1,647,035
Interest and dividends	—	—	41,545	41,545
Total investment income, net	904,052	334,120	450,408	1,688,580

Interest income on notes receivable from participants	—	—	29,430	29,430

Distributions to participants	(122,791)	(75,246)	(626,266)	(824,303)

Participant fees for notes receivable	—	—	(18,860)	(18,860)

Exchanges, participant loan withdrawals and repayments, net	(37,335)	(80,753)	118,088	—

Net increase in net assets available for Plan benefits	1,292,496	178,121	473,955	1,944,572

Net assets available for Plan benefits, beginning of year	1,539,556	606,112	3,467,573	5,613,241
Net assets available for Plan benefits, end of year	$2,832,052	$784,233	$3,941,528	$7,557,813

(a)       Participant and non-participant directed investments.

(b)      Fund was closed to new investments for the year ended December 31, 2010.  Beginning on January 1, 2011, fund is open to new investments.

(c)       Participant directed investments.

(d)      Net appreciation in fair value of other investments of $255,044 and $153,819 is associated with mutual fund and certain common stock investments, respectively.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

(7)  Concentrations, Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks.  Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates.  Shares of LGI common stock are also exposed to risks specific to LGI.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for Plan benefits.  As a result, changes in the market prices of LGI’s Series A and Series C common stock, or any other significant single equity holding, can have a significant impact on the Plan’s net assets available for Plan benefits.  The percentage of total net assets available for Plan benefits represented by shares of LGI common stock is as follows:

	December 31,
	2010	2009

Liberty Global, Inc. Series C Common Stock Fund	37%	27%
Liberty Global, Inc. Series A Common Stock Fund	10%	11%

For disclosure of all investments that represent 5% or more of the Plan’s net assets, see note 4.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of (i) investments and (ii) net investment income per the accompanying financial statements to Form 5500:

	December 31,
	2010	2009

Total investments per the accompanying financial statements	$6,863,068	$5,040,232
Adjustment to show notes receivable from participants as an investment	654,184	539,152
Total investments per Form 5500 (unaudited)	$7,517,252	$5,579,384

	Year ended December 31, 2010

Net investment income per the accompanying financial statements	$1,688,580
Adjustment to show interest income on notes receivable from participants as investment income	29,430
Total investment income, net per Form 5500 (unaudited)	$1,718,010

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500 SCHEDULE H, Part IV, Line 4i

December 31, 2010

Supplemental Schedule 1

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Fair Value

*	Liberty Global, Inc. Series C Common Stock Fund (a)	Common stock of Plan sponsor	83,566	$2,832,052
*	Liberty Global, Inc. Series A Common Stock Fund (b)	Common stock of Plan sponsor	22,166	784,233
	Fidelity Retirement Money Market Account	Money market fund	695,560	695,560
	Fidelity Freedom 2020	Mutual fund	31,662	436,614
	Fidelity Freedom 2030	Mutual fund	23,741	326,919
	PIMCO Total Return D	Mutual fund	28,625	310,586
	Fidelity Freedom 2010	Mutual fund	12,760	173,407
	Dodge and Cox Stock	Mutual fund	1,566	168,792
	Baron Growth	Mutual fund	3,179	162,855
	Allianz NFJ Small Cap Value — Institutional	Mutual fund	5,431	162,215
	American Funds Growth Fund of America R4	Mutual fund	4,222	127,456
	Fidelity Spartan U.S. Equity Index	Mutual fund	2,439	108,497
	Thornburg International Value R5	Mutual fund	3,750	107,264
	Fidelity Freedom 2040	Mutual fund	13,170	105,489
	Davis New York Venture A	Mutual fund	2,994	102,828
	Fidelity Spartan International Index	Mutual fund	2,906	102,190
	Fidelity Low-Priced Stock	Mutual fund	1,715	65,837
	Fidelity Freedom 2050	Mutual fund	3,863	36,232
	PIMCO High Yield — Administrative	Mutual fund	3,533	32,859
	Fidelity Freedom Income	Mutual fund	928	10,465
	Fidelity Freedom 2000	Mutual fund	563	6,720
	INVESCO Short Term Liquid Asset	Money market fund	3,998	3,998
	Total investments			6,863,068

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%, various maturity dates	—	654,184
	Total investments and notes receivable from participants held at the end of the year			$7,517,252

*         Party-in-interest as defined by ERISA.

(a)       Historical aggregate cost of Liberty Global, Inc. Series C common stock is $2,033,786.

(b)      Historical aggregate cost of Liberty Global, Inc. Series A common stock is $472,032.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF REPORTABLE TRANSACTIONS

FORM 5500 SCHEDULE H, Part IV, Line 4j

For the year ended December 31, 2010

Supplemental Schedule 2

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain

Category (i) — individual transactions in excess of 5% of Plan assets: None

Category (iii) — series of transactions in excess of 5% of Plan assets:
Liberty Global, Inc. (a)	Series C common stock	37	$781,994	$—	$781,994	$781,994	$—

Liberty Global, Inc. (a)	Series C common stock	84	$—	$400,823	$329,119	$400,823	$71,704

(a) Represents a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(k) SAVINGS PLAN — PUERTO RICO

By	/s/ Bernard Dvorak
Bernard Dvorak
Member of Plan Committee

June 22, 2011

EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report —

23.1 — Consent of Independent Registered Public Accounting Firm — Anton Collins Mitchell LLP